

June 21, 2010

Brian C. Henry
Chief Financial Officer and
Executive Vice President
Cray Inc.
901 Fifth Avenue, Suite 1000
Seattle, WA 98164

> **Re: Cray Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 000-26820**

Dear Mr. Henry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 31

1.   We note key performance indicators for revenue in the long term include the status of the pipeline of product sales opportunities and product development cycles. Please tell us your consideration to disclose your backlog of funded and unfunded contracts, projects or purchase orders in order to provide investors with quantitative insight as to management's expectations of future revenue pursuant to Item 101(c)(1)(viii) of

Regulation S-K. In this regard we note in your March 31, 2010 Form 10-Q (page 20) where you disclose that *many* customers have ordered successor products to the Cray XT5 which are expected to be delivered and accepted during the second half of 2010. Quantifying such orders as part of a backlog disclosure could provide investors with useful information regarding anticipated revenue from these sales for the remainder of 2010 or beyond.

Results of Operations, page 35

2. We note your discussion on page 17 regarding penalties for failure to meet certain contractual requirements where you indicate that such penalties adversely impacted gross profits in 2008 and 2007 and you incurred additional penalties in fiscal 2009. Tell us the amount of contract penalties incurred for each period presented and tell us how you considered including a discussion of such penalties in your MD&A discussion for cost of revenues and gross profits.

Liquidity and Capital Resources, page 39

3. We note that certain of your balance sheet accounts (i.e. accounts receivable, inventory, deferred revenue, other liabilities, etc.) have materially changed over the periods presented, however, the reasons for these changes are not clear from your disclosures. Please provide us with an explanation of these changes including the underlying drivers for each period presented. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Consolidated Statements of Operations, page F-2

4. We note your discussion regarding project revenues on page F-8. Please clarify whether the project revenues also include customer engineering arrangements and tell us the amount of revenues earned from these arrangements (both project and customer engineering) for each period presented. Also, tell us where you classify these arrangements in your Consolidated Statements of Operations (e.g. product revenues, service revenues or an allocation amongst both product and services). In this regard, we note your results of operations discussion for both product and service revenues refer to your custom engineering initiatives. If you allocate the revenues amongst products and services, then please explain your allocation methodology and provide justification for such presentation. To the extent that such revenues are included in a single line item, tell us whether you considered including in your presentation a separate revenue and related cost of revenue line item for bundled arrangements that include both product and service elements. Further, assuming that your presentation of revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your

presentation methodologies relating to such arrangements. Also, to the extent that there is significant disparity between your bundled and unbundled arrangements (as presented within the same line item) with regards to pricing, margins, etc., tell us how you considered including a more detailed discussion in MD&A of how each of these revenue streams contribute to the your results of operations.

Notes to Consolidated Financial Statements

Note 12. Convertible Notes and Line of Credit

Line of Credit, page 23

5.   We note you maintain a line of credit with Wells Fargo Bank, N. A. You also disclose that Wells Fargo and Company owns more than 11 percent of the company's common stock. Please tell us the relationship between Wells Fargo Bank, N.A. and Wells Fargo and Company and your consideration to disclose the line of credit as a related party transaction pursuant to Rule 4-08(k) of Regulation S-X.

Part III (Incorporated by reference from the Definitive Proxy Statement filed on April 22, 2010)

Board Leadership Structure, page 11

6.   We note your statement in this section that you separate the roles of Chairman and CEO "in recognition of the differences between the two roles." With a view towards providing enhanced disclosure in future filings, please explain in greater detail why you determined that this leadership structure is appropriate given your company's specific characteristics or circumstances.

Compensation of the Executive Officers

Annual Cash Incentive Compensation Plan

Individual Balanced Scorecards, page 28

7.   We note that 60% of Dr. Williams' 2009 scorecard was based on specific product development achievements and engineering budget management. Also, 30% of Mr. Miller's scorecard was based on Cray CX1 system revenue and 40% was based on other Productivity Solutions Group and marketing goals. In your response letter, please provide more detail on these additional performance measures and disclose any quantitative targets that were established in connection with these measures. Refer to Item 402(b)(2)(v) and (vii) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 6

8.   Your disclosures indicate that estimated selling price is determined using either vendor-specific objective evidence, third-party evidence of selling price or management's best estimate of selling price. Please explain further the arrangements and circumstances in which you use each of these methodologies. Also, include a discussion of the significant factors, inputs and assumptions used in determining the selling price for your deliverables (whether you are using VSOE, third-party evidence or management's best estimate of selling price). We refer you to ASC 605-25-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or the undersigned at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney at (202) 551-3456 or David Orlic, Staff Attorney at (202) 551-3503 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief